[Mediware Letterhead]

November 9, 2010

United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mark P. Shuman and Tamara Tangen

Re:	Mediware Information Systems, Inc.
Form 10-K/A for Fiscal Year Ended June 30, 2009
Filed November 3, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 20010, Filed November 2, 2010
File No. 001-10768

Ladies and Gentlemen:

Mediware Information Systems, Inc. (“Mediware” or the “Company”) is hereby responding to your letter dated November 8, 2010.  Set forth below are the comments contained in the Staff’s letter immediately followed by the response of Mediware with respect thereto.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Part I

Item 4. Controls and Procedures

1.
You state that there were no material changes in Mediware’s internal controls over financial reporting that occurred during the three months ended September 30, 2010, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.  Item 308(c) of Regulation S-K requires the disclosure of any such changes.  Please state in a response letter whether there were any such changes in the quarter, and confirm that in future filings you will conform the disclosure addressing this topic to the requirements of Item 308(c) of Regulation S-K.

Mediware confirms that there were no changes to its internal control over financial reporting that occurred during the referenced period that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will utilize conforming disclosure in future filings.

We believe the foregoing provides a complete response to the staff’s letter.  Please do not hesitate to contact me if you have any questions regarding this response.

Very truly yours,

/S/ T. Kelly Mann

T. Kelly Mann
Chief Executive Officer

Cc:	Robert C. Weber, Senior Vice President and Chief Legal Officer
Michael Martens, Chief Financial Officer